Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

NOTICE TO SHAREHOLDERS

São Paulo, January 10, 2022 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the to Article 21-L of CVM Instruction No. 481, dated as of December 17, 2009, as amended, hereby announces to its shareholders and to the general market that the next Annual General Meeting of the Company will be held on April 25, 2022.

The Company also clarifies that further information related to such event will be properly disclosed at the right time in accordance with the applicable law. The Investor Relations department is available to provide any further clarification by the telephone +55 (11) 3503-9330 or by the e-mail ir@suzano.com.br

São Paulo, January 10, 2022.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer